                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b) AND (c)
                             AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)


                               (Amendment No. __)

                             Cambridge Heart, Inc.
                             ---------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   131910101
                                   ---------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 131910101                           Page 2 of 7
          ---------

____________________________________________________________________________

1.   Name of Reporting Persons
     I.R.S. Identification Number of Above Persons (Entities only)

     Jeffrey M. Arnold


____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With:

5.   Sole Voting Power

     557,032 shares (Includes 458,369 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.)
____________________________________________________________________________

6.   Shared Voting Power

     0 Shares
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CUSIP No.  131910101                               Page 3 of 7
           ---------

____________________________________________________________________________

7.   Sole Dispositive Power

     557,032 shares (Includes 458,369 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.)

____________________________________________________________________________

8.   Shared Dispositive Power

     0 Shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     557,032 shares (Includes 458,369 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.)

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9

     5.0%
____________________________________________________________________________

12.  Type of Reporting Person

     IN
____________________________________________________________________________
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CUSIP No.      131910101                      Page 4 of 7
               ---------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Cambridge Heart, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

One Oak Park Drive
Bedford, MA  01730


Item 2(a).  Name of Person Filing:
----------------------------------

Jeffrey M. Arnold


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o  Cambridge Heart, Inc.
     One Oak Park Drive
     Bedford, MA  01730

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.001 par value per share


Item 2(e).  CUSIP Number:
-------------------------

131910101
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CUSIP No. 131910101                                Page 5 of 7
          ---------

Item 3.  Identity of person filing pursuant to Rules 13d-1(b) or 13d-2(b):
--------------------------------------------------------------------------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     557,032 shares (Includes 458,369 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.)

     (b) Percent of Class:

     5.0%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               557,032 shares (Includes 458,369 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.);

         (ii)  shared power to vote or to direct the vote:

               0 Shares;

        (iii)  sole power to dispose or to direct the
               disposition of:

               557,032 shares (Includes 458,369 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.);

         (iv) shared power to dispose or to direct the disposition of:

               0 Shares.
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CUSIP No. 131910101                           Page 6 of 7
          ---------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
--------------------------------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable
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CUSIP No. 131910101                           Page 7 of 7
          ---------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         March 25, 1998
                                         ------------------------------------

                                         Date


                                         /s/Jeffrey M. Arnold
                                         -----------------------------------
                                         Jeffrey M. Arnold